EX-21 12 exhibit_21.htm LIST OF SUBSIDIARIES OF COMPANY
Exhibit 21

Subsidiaries of the Registrant

Listed below are the subsidiaries of the Company and the percentage of ownership by the Company (or if indented, by the subsidiary under which it is listed).


Name of Subsidiary Jurisdiction of
Incorporation

Securities
Ownership


Lucas Hotels International, Inc. Delaware
20%
International Destiny Entertainment Group, Inc. Nevada
20%
COR Management, LLC Maryland
100%